US Tiger Securities, Inc.

March 27, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attn:	Julie Sherman
Terence O’Brien
Conlon Danberg
Margaret Schwartz

Re:	Oriental Rise Holdings Limited
Registration Statement on Form F-1, as amended
Initially Filed on October 13, 2023
File No. 333-274976

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, US Tiger Securities, Inc., as the underwriter, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., Eastern Time, on Friday, March 29, 2024, or as soon thereafter as practicable. In addition, U.S. Tiger Securities, Inc. hereby withdraws its prior request for acceleration of the effective date of the above-referenced Amended Registration Statement previously filed on the EDGAR system on March 26, 2024.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated March 27, 2024, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

US Tiger Securities, Inc.

By:	/s/ Tony Tian
Name:	Tony Tian
Title:	Managing Director Head of Capital Markets